September 21, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PARTS iD, Inc.

Registration Statement on Form S-1

File Number 333-259522

Ladies and Gentlemen:

PARTS iD, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-1 be accelerated so that it will become effective at 4:00 p.m. Eastern time on September 23, 2021, or as soon thereafter as practicable.

Please telephone the undersigned (866-909-6699) or Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP (612-766-8419) if you have any questions with respect to the foregoing.

Very truly yours,

PARTS iD, Inc.

By:	/s/ Antonino Ciappina
	Name:	Antonino Ciappina
	Title:	Chief Executive Officer